Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-297506
333-297506-01

Product Prospectus Supplement to the Prospectus dated July 16, 2026

NOMURA

Nomura America Finance, LLC
Senior Global Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

GENERAL TERMS

Nomura America Finance, LLC ("we," "us" or "NAFL") may offer to sell its medium-term notes, Series A (the "notes"), from time to time. The specific terms of any notes that are offered will be determined before each sale and will be described in a separate pricing supplement (as defined herein). You should read this product prospectus supplement, any supplements hereto, the prospectus dated July 16, 2026 (the "prospectus") and the relevant pricing supplement carefully before you invest.

The following terms may apply to the notes:

- fixed or floating interest rate, zero-coupon or issued with original issue discount; a floating interest rate may be based on:
  - USD SOFR ICE Swap Rate
  - Commercial Paper Rate
  - Prime Rate
  - SOFR
  - EURIBOR
  - U.S. Treasury Rate
  - CMT Rate
  - Federal Funds Rate
- amount of principal or interest may be determined by reference to an index or formula
- ranked as senior indebtedness of NAFL
- certificate issued in book-entry form
- may be redeemed at NAFL's option or repayment at the option of the holder
- interest on notes paid monthly, quarterly, semi-annually or annually
- denominations of US$1,000 and multiples of US$1,000 in excess thereof
- denominated in U.S. dollars, a currency other than U.S. dollars or in a composite currency
- settlement in immediately available funds
- other or different terms as specified in the relevant pricing supplement

The final terms of each note will be specified in the relevant pricing supplement. For more information, see "General Terms of the Notes."

All notes we issue will be fully and unconditionally guaranteed by Nomura Holdings, Inc. ("Nomura"). Each note we issue will be denominated in, and will pay principal and interest, if any, in, U.S. dollars unless we state otherwise in the relevant pricing supplement. Your notes will mature on the stated maturity date specified in the relevant pricing supplement, subject to postponement in certain circumstances and to any prior optional early redemption, if applicable. The relevant pricing supplement will also specify the interest payment date or dates for your notes and other material terms that apply to your notes, including terms we describe in this product prospectus supplement. The relevant pricing supplement will specify the minimum initial investment amount, if any, of the notes. The notes will pay the full principal amount, subject to our credit risk, unless provided otherwise in a relevant pricing supplement.

Your investment in the notes involves certain risks, including our credit risk. See "Additional Risk Factors Specific to the Notes" beginning on page PS-3 of this product prospectus supplement, "Risk Factors" on page 7

of the accompanying prospectus, and any risk factors incorporated by reference into the accompanying prospectus to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this product prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will use this product prospectus supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this product prospectus supplement in a market-making transaction in the notes after their initial sale. *Unless we or our agent inform the purchaser otherwise in the confirmation of sale, this product prospectus supplement is being used in a market-making transaction.*

We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other U.S. governmental agency or instrumentality.


Nomura

Product Prospectus Supplement dated July 16, 2026.


In this product prospectus supplement, when we refer to the "notes," including your notes, we mean the notes described in this product prospectus supplement unless the context otherwise requires. Also, references to the "accompanying prospectus" mean our accompanying prospectus, dated July 16, 2026. References to the "relevant pricing supplement" mean the pricing supplement that describes the specific terms of your notes.

The Notes Are Part of a Series

The notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A," that we may issue under our guaranteed senior debt indenture, dated as of September 30, 2010, among us, as issuer, Nomura, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, as supplemented by a first supplemental indenture, dated as of February 24, 2014 (as further amended and supplemented from time to time, the "indenture"). The notes are either "fixed rate senior debt securities" or "floating rate senior debt securities," each as defined in the accompanying prospectus. This product prospectus supplement summarizes financial and other terms that apply generally to the notes, including your notes. We describe terms that apply generally to all Series A medium-term notes in "*Description of Debt Securities and Guarantee*" in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Please note that the information about the settlement or trade dates, issue price, agent's discount and commission and net proceeds to us in the relevant pricing supplement relates only to the initial issuances and sales of the relevant notes. If you purchase your notes in a market-making transaction after any initial issuance and sale, information about the sale to you will be provided in a separate confirmation of sale.

Specific Terms Will Be Described in Pricing Supplements

The specific terms of your notes will be described in the relevant pricing supplement accompanying this product prospectus supplement. The terms described therein supplement those described here and in the accompanying prospectus. If the terms described in the relevant pricing supplement are inconsistent with those described here or in the accompanying prospectus, the terms described in the relevant pricing supplement are controlling. The relevant pricing supplement will specify, among other things, the stated maturity date of your notes, the aggregate principal amount offered, the features of your notes and other material terms that will apply to your notes, including terms we describe in this product prospectus supplement. You must read the relevant pricing supplement, together with this product prospectus supplement and the accompanying prospectus, to fully understand the terms of, and risks associated with, any notes in which you are considering an investment.

TABLE OF CONTENTS

SUMMARY INFORMATION

Issuer:	Nomura America Finance, LLC or "NAFL".
Guarantor:	Nomura Holdings, Inc.
Agent:	Nomura Securities International, Inc.
Issue:	Senior Global Medium-Term Notes, Series A.
Terms of the Notes:	The notes, which may be issued at their principal amount or at a premium to or discount from their principal amount, may bear interest at a fixed or floating rate or be issued on a fully discounted basis and not bear interest. The interest rate or interest rate formula, if any, issue price, currency, terms of redemption or repayment, if any, stated maturity and other terms not otherwise provided in this product prospectus supplement will be established for each note at the issuance of such note and will be indicated in the relevant pricing supplement.
Minimum Initial Investment Amount:	As specified in the relevant pricing supplement.
Currency:	U.S. dollars, unless specified otherwise in a relevant pricing supplement.
Denominations:	Unless otherwise specified in the relevant pricing supplement, the notes will be issued in denominations of $1,000 and integral multiples thereof.
Trade Date:	As specified in the relevant pricing supplement.
Original Issue Date:	As specified in the relevant pricing supplement.
Stated Maturity Date:	As specified in the relevant pricing supplement.
Interest Rates:	Interest bearing notes may generally be issued either as fixed rate notes, step-up notes or floating rate note (each, as defined herein). Fixed rate notes and step-up notes will bear interest at the rate or rates specified in the relevant pricing supplement. Floating rate notes will bear interest based on an interest rate formula designated in the relevant pricing supplement, which formula may include, without limitation, the USD SOFR ICE Swap Rate, the Commercial Paper Rate, the Prime Rate, SOFR, EURIBOR, the Treasury Rate, the CMT Rate, the Federal Funds Rate or such other interest rate formula as may be agreed between NAFL and the purchaser. Unless otherwise specified in the relevant pricing supplement, the interest rate on each floating rate note will be calculated by reference to the specified interest rate (a) plus or minus the Spread (as defined herein), if any, and/or (b) multiplied by the Spread Multiplier (as defined herein), if any.
	Floating rate notes may also have a maximum interest rate, a minimum interest rate, both or neither.
Interest Determination Dates:	As specified in the relevant pricing supplement.
Interest Reset Dates:	As specified in the relevant pricing supplement.
Interest Payment Dates:	Unless otherwise indicated in the relevant pricing supplement, interest on fixed rate notes will be payable annually, semi-annually, quarterly or monthly on the date or dates set forth in the relevant pricing supplement and at the maturity date and interest on floating rate note will be payable annually, semi-annually, quarterly or monthly on the dates set forth in the relevant pricing supplement and at the maturity date.
Zero Coupon Notes:	Zero coupon notes will be offered and sold at a par and will not bear interest.
Original Issue Discount Notes:	An original issue discount note will be issued at a price lower than its principal amount and may provide that, upon redemption or acceleration of its maturity, an

amount less than its principal amount will be payable, as specified in the relevant pricing supplement.

Optional Redemption: Unless a relevant pricing supplement provides otherwise, if the notes provide for redemption at our election, we will have the option to redeem those notes, in whole or *pro rata* in part, upon not less than 10 business days' notice.

CUSIP/ISIN: As specified in the relevant pricing supplement.

Clearance and Settlement: Unless otherwise specified in the relevant pricing supplement, the notes will clear through The Depository Trust Company ("DTC") (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "*Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance— Global Security*" in the accompanying prospectus).

Listing: Unless otherwise specified in the relevant pricing supplement, your notes will not be listed on any securities exchange.

Calculation Agent: Unless otherwise specified in the relevant pricing supplement, Nomura Securities International, Inc.

Other Costs of Acquiring the Notes: The broker-dealer through which you acquire the notes may charge you a commission, a fee based on the value of your assets managed by them or some other fee or compensation arrangement. In considering whether any particular offering of our notes is appropriate for you, you should consider those costs and fees, in addition to the other information contained in this product prospectus supplement and the relevant pricing supplement.

ADDITIONAL RISK FACTORS SPECIFIC TO THE NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying prospectus, dated July 16, 2026. The notes are not secured debt and are riskier than ordinary unsecured debt securities. Also, investing in the notes is not equivalent to investing directly in the reference asset to which your notes are linked. **You could lose some or all of your investment. You should carefully consider whether the notes are suited to your particular circumstances.**

Please note that in this section entitled "Additional Risk Factors Specific to the Notes," references to "holders" mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled "Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

This product prospectus supplement should be read together with the accompanying prospectus, dated July 16, 2026, and any relevant pricing supplement. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this product prospectus supplement and in any relevant pricing supplement. **This section describes some of the risks relating to an investment in the notes. We urge you to read the following information about these risks, together with the other information in this product prospectus supplement, the accompanying prospectus and the relevant pricing supplement before investing in the notes.**

Risks Related to the Structure or Features of the Notes

Redemption May Adversely Affect Your Return on the Notes

If the relevant pricing supplement specifies that the notes are redeemable at our option, we may choose to redeem your notes at times when prevailing interest rates are lower than when you invested. In addition, if your notes are subject to mandatory redemption, we may be required to redeem your notes also at times when prevailing interest *rates* are lower than when you invested. As a result, you generally will not be able to reinvest the redemption proceeds in a comparable security with an effective interest rate equal to or higher than that applicable to your notes being redeemed.

You Should Not Expect to Receive the Increased Interest Rates on Step-Up Notes that are Redeemable at our Option if They Exceed Market Interest Rates

We may issue step-up notes that are redeemable at our option. If the "stepped-up" interest rates of the notes exceed prevailing market interest rates, we are more likely to exercise the option to redeem the notes. Accordingly, you should not expect to receive interest at the stated rates unless prevailing interest rates are higher than when you invested. When determining whether to invest in these types of notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates. For more information about the risks associated with notes that are redeemable at our option, see "—Redemption May Adversely Affect Your Return on the Notes" above.

The use of the Secured Overnight Financing Rate ("SOFR") as a Reference Rate for any SOFR Notes is Subject to Important Limitations

SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions. As SOFR is an overnight funding rate, interest on any SOFR Notes with interest periods longer than overnight will be calculated on the basis of either the arithmetic mean of SOFR over the relevant interest period or compounding SOFR during the relevant interest period. As a consequence of this calculation method, the amount of interest payable on each interest payment date will only be known a short period of time prior to the relevant interest payment date. Holders therefore will not know at the start of the interest period the interest amount that will be payable on any SOFR Notes.

The New York Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the New York Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. In addition, SOFR is published by the New York Federal Reserve based on data received from other sources. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders. If the manner in which SOFR is calculated is changed, that change may result in a reduction or elimination of the amount of interest payable on SOFR Notes and a reduction in the trading prices of SOFR Notes which would have an adverse effect on the holders who could lose part of their investment.

The Interest Rate on Compounded SOFR Notes is Based on a Compounded Average of Daily SOFR

For each interest period, the interest rate on a series of compounded SOFR Notes will be based on a compounded average of daily SOFR calculated as described under "General Terms of the Notes — Special Calculation Provision — SOFR Notes" in this product prospectus supplement, and not on daily SOFR published on or in respect of a particular date during such interest period. For this and other reasons, the interest rate on a series of compounded SOFR Notes during any interest period may not be the same as the interest rate on other investments bearing interest at a rate based on SOFR that use an alternative method to determine the applicable interest rate. Further, if daily SOFR in respect of a particular date during an interest period or observation period (if applicable) for a series of compounded SOFR Notes is negative, the inclusion of such daily SOFR in the calculation of compounded SOFR for the applicable interest period will reduce the interest rate and the interest payable on such series of compounded SOFR Notes for such interest period.

Interest Payments due on a Series of Compounded SOFR Notes will be Determined Only at the end of the Relevant Interest Period

Interest payments due on a series of compounded SOFR Notes will be determined only at the end of the relevant interest period. Therefore, holders of any series of compounded SOFR Notes will not know the amount of interest payable with respect to each interest period until shortly prior to the related interest payment date, and it may be difficult for investors in such compounded SOFR Notes to estimate reliably the amounts of interest that will be payable on each such interest payment date at the beginning of or during the relevant interest period. In addition, some investors may be unwilling or unable to trade such compounded SOFR Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of any series of compounded SOFR Notes.

With Respect to a Series of Compounded SOFR Notes Using the Payment Delay Convention or a Convention for Which a Rate Cut-Off Date is Applicable, it will not be Possible to Calculate Accrued Interest with Respect to any Period Until After the end of such Period or the Rate Cut-Off Date, as applicable

With respect to a series of compounded SOFR Notes using the payment delay convention or a convention for which a rate cut-off date is applicable, because daily SOFR in respect of a given day is not published until the U.S. government securities business day immediately following such day, it will not be possible to calculate accrued interest with respect to any period until after the end of such period or the rate cut-off date, as applicable, which may adversely affect your ability to trade such notes in the secondary market.

The Base Rate for Compounded SOFR Notes Using the Payment Delay Convention or a Convention for which a Rate Cut-Off Date is Applicable will be Calculated Using the Daily SOFR of the Relevant Cut-Off Date. A Holder of Such Notes will not Receive the Benefit of any Increase in SOFR on any date Subsequent to the Relevant Cut-Off Date

The formula used to determine the base rate for compounded SOFR Notes using the payment delay convention employs a rate cut-off date for the final interest period with respect to any series of notes.

For the final interest period with respect to a series of compounded SOFR Notes using the payment delay convention, daily SOFR used in the calculation of compounded SOFR for any day from, and including, the rate cut-off date to, but excluding, the maturity date or the redemption date, if applicable, will be daily SOFR in respect of the rate cut-off date. The rate cut-off date will be the number of U.S. government securities business days as we may specify in the relevant pricing supplement prior to the maturity date (or redemption date, if applicable).

In addition, the formula used to determine the base rate for compounded SOFR Notes for any convention using a rate cut-off date may employ, if so specified in the relevant pricing supplement, such rate cut-off date for each interest period with respect to such notes.

As a result of the foregoing, a holder of a series of compounded SOFR Notes using the payment delay convention, or a convention for which a rate cut-off date is applicable, will not receive the benefit of any increase in the level of SOFR on any date subsequent to the applicable rate cut-off date in connection with the determination of the interest payable with respect to the final interest period for an applicable series of compounded SOFR Notes using the payment delay convention or with respect to each interest period for an applicable series of compounded SOFR notes employing a rate cut-off date, which could reduce the amount of interest that may be payable on the applicable series of notes.

Holders of Compounded SOFR Notes Using the Payment Delay Convention will Receive Payments of Interest on a Delayed Basis

The interest payment dates for any series of compounded SOFR Notes using the payment delay convention with respect to interest rate determination and interest payments will be two business days (or such other number of business days as we may specify in the relevant pricing supplement) after the interest period demarcation date at the end of each interest period for such series. This convention differs from the interest payment convention that has been used historically for floating rate notes with forward-looking interest rates based on other benchmark or market rates, where interest typically has been determined at the start of an interest period and paid on a fixed day that immediately follows the final day of the applicable interest period. As a result, holders of a series of compounded SOFR Notes using the payment delay convention will receive payments of interest on a delayed basis as compared to floating rate notes in which they previously may have invested.

We or our Designee (which may be the Calculation Agent) Will Make Determinations With Respect to the SOFR Notes

We or our Designee (which may be the calculation agent) will make certain determinations with respect to the SOFR Notes, as further described below. In addition, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, we or our Designee (which may be the calculation agent) will make certain determinations with respect to the SOFR Notes in our, our Designee's or the calculation agent's, sole discretion, as further described above. Any of these determinations may adversely affect the payout to you on the SOFR Notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the SOFR Notes. See "General Terms of the Notes — Special Calculation Provisions — Effect of a Benchmark Transition Event."

Regulation and Reform of "Benchmarks", Including EURIBOR and Other Types of Benchmarks

The Euro Interbank Offered Rate ("*EURIBOR*") and other interest rate indices which are deemed to be "benchmarks" are the subject of national, international and other regulatory guidance and reform aimed at supporting the transition to robust benchmarks. Most reforms have now reached their planned conclusion (including the transition away from London Inter-bank Offered Rate), and "benchmarks" remain subject to ongoing monitoring. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on any notes linked to such a benchmark.

On May 17, 2016, the Council of the European Union adopted the European Union ("*EU*") regulation on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds. Regulation (EU) 2016/1011 (the "*EU Benchmarks Regulation*") applies, subject to certain transitional provisions, to the provision of in-scope benchmarks, the contribution of input data to an in-scope benchmark and the use of an in-scope benchmark within the EU. Among other things, it (i) requires benchmark administrators to be authorized or registered (or, if non-EU-based, to be subject to an equivalent regime or otherwise recognized or endorsed) and (ii) prevents certain uses by EU supervised entities of in-scope benchmarks of administrators that are not authorized or registered (or, if non-EU based, not deemed equivalent or recognized or endorsed).

The EU Benchmarks Regulation as it forms part of domestic law in the United Kingdom (the "*UK* Benchmarks *Regulation*"), among other things, applies to the provision of benchmarks and the use of a benchmark in the United Kingdom. Similarly, it prohibits the use in the United Kingdom by United Kingdom supervised entities of benchmarks of administrators that are not authorized by the Financial Conduct Authority or registered on the Financial Conduct Authority register (or, if non-United Kingdom based, not deemed equivalent or recognized or endorsed).

The EU Benchmarks Regulation and/or the UK Benchmarks Regulation, as applicable, could have a material impact on any notes linked to or referencing a benchmark which is in-scope of one or both regulations, in particular if the methodology or other terms of the benchmark are changed in order to comply with the requirements of the EU Benchmarks Regulation and/or the UK Benchmarks Regulation, as applicable. Such changes could, among other things, have the effect of reducing, increasing or otherwise affecting the volatility of the published rate or level of the relevant benchmark.

In addition to the international reform of benchmarks (both proposed and actual) described above, there are numerous other proposals, initiatives and investigations which may impact benchmarks. For example, in the United Kingdom, the national government has extended the legislation originally put in place to cover the London Inter-Bank Offered Rate to regulate a number of additional major United Kingdom-based financial benchmarks in the fixed income, commodity and currency markets, which could be further expanded in the future.

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of benchmarks could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the following effect on certain benchmarks: (i) discouraging market participants from continuing to administer or contribute to a benchmark; (ii) triggering changes in the rules or methodologies used in the benchmark; and/or (iii) leading to the disappearance of the benchmark. The disappearance of a benchmark or changes in the manner of administration of a benchmark could result in an adjustment to the terms and conditions, early redemption, discretionary valuation by the Determining Person, delisting or other consequences in relation to the notes linked to such benchmark. Any such consequence could have a material adverse effect on the value of and return on any such notes.

General risk factors

You Are Subject to Nomura's Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative *Changes* in the Market's Perception of Nomura's Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura's ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are also guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura's creditworthiness. In addition, the market's perception of Nomura's creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that they will decline in value in the secondary market, perhaps substantially or, in some circumstances, to zero. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura's Guarantee of the Notes Is Subordinated to the Liabilities of Nomura's Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura's receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura's subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura's rights and the rights of Nomura's creditors, including your rights as an owner of the notes, will be subordinate to that prior claim.

Nomura's subsidiaries are subject to various laws and regulations that may restrict Nomura's ability to receive dividends, loan payments and other funds from its subsidiaries. In particular, many of Nomura's subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura's main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura's ability to access funds needed to make payments on Nomura's obligations.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of the Notes Prior to the Maturity Date May Be Significantly Less Than the Issue Price

The notes are designed to be held to maturity. If you attempt to sell your notes in the secondary market, the price, if any, at which you may be able to sell your notes prior to maturity may be less and may be significantly less than the issue price. There are a number of reasons for this. The notes are issued at a discount, sometimes called an underwriting discount or agent's discount. Any secondary market transaction would deduct this discount from the secondary market price and you may be charged a commission or other fee by your broker for the secondary market transaction. The price at which a secondary market participant would be willing to purchase your notes would include such person's own evaluation of the notes. On the trade date for your notes, the secondary market value of your notes will be less and may be significantly less than the issue price. As a result, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less and may be significantly less than your original purchase price.

Our Market-Making Activities Could Negatively Impact Investors in the Notes

We and our affiliates may actively make markets in and trade financial instruments for our or their own account and for the accounts of customers. By nature, market-making involves facilitating transactions among market participants that have differing views of securities and instruments. As a result, we may take positions that are inconsistent with or adverse to, the investment objectives of holders of the notes.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the notes. Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on any securities exchange. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, but they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions.

The Costs of Acquiring the Notes May Reduce the Return on Your Notes, and May Offset Any Positive Reference Asset Performance

The broker-dealer through which you acquire the notes may charge you a commission, a fee based on the value of your assets managed by them or some other fee or compensation arrangement. The costs of acquiring the notes may be substantial and may reduce the return you receive on your notes, in which case you will not receive an economic benefit from investing in the notes. Therefore, you should consider these costs and fees in addition to the information in this product prospectus supplement and the relevant pricing supplement when determining whether the notes are an appropriate investment for you.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura's creditworthiness, the value of the notes in the secondary market will be affected by the supply of and demand for the notes, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following describes certain factors that we expect to have an impact on the market value of the notes, assuming all other conditions remain constant.

- *Interest rates.* Investors in the notes must make their own determinations as to how the possible future effects of changes in interest rates will affect the notes.

- *Our credit ratings, financial condition and results of operations.* Actual or anticipated changes in our current credit ratings as well as our financial condition or results of operations may significantly affect the trading value of the notes.

- *Economic and other conditions generally.* The general economic conditions of the capital markets in the United States, United Kingdom, European Economic Area and Asia, as well as geopolitical conditions and other financial, political, regulatory, public health, and judicial events, may affect the value of the notes.

- *Time premium or discount.* As a result of a "time premium or discount," the notes may trade at a value above or below that which would be expected based on the level of interest rates, the longer the time remaining to maturity. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

- *Time to interest payment.* The proximity in time to an interest payment, if any, may affect the market value of the notes.

- *Agent's commission.* The original issue price of the notes includes the agent's commission or discount. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which the agent will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and, accordingly, you may need to be able and willing to hold the notes to maturity.

GENERAL TERMS OF THE NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the heading "Description of Debt Securities and Guarantee" in the accompanying prospectus. A separate pricing supplement will describe terms that apply specifically to your notes, including any changes to the terms described below. If the terms described in the relevant pricing supplement are inconsistent with those described here or in the accompanying prospectus, the terms described in the relevant pricing supplement shall control.

Please note that in this section entitled "General Terms of the Notes," references to "holders" mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled "Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

In addition to the terms described on the front and inside cover of this product prospectus supplement, the following general terms will apply to the notes, including your notes:

Form and Denomination

Unless otherwise specified in the relevant pricing supplement, the notes will be issued only in the form of a master global security and will clear through DTC (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "*Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance—Global Security*" in the accompanying prospectus). Unless otherwise specified in the relevant pricing supplement, the denomination of each note will be $1,000 and integral multiples thereof, and your notes will be represented by the master global security. Throughout this product prospectus supplement, when we refer to each note as having a $1,000 principal amount, this is for ease of reading clarity. The notes will be represented in the aggregate principal amount by the master global security. The relevant pricing supplement will specify the minimum initial investment amount, if any, of the notes.

Listing

Unless otherwise specified in the relevant pricing supplement, your notes will not be listed on any securities exchange or other electronic trading platform or system.

Role of Calculation Agent

The calculation agent will make all determinations regarding the interest payment or payments, if applicable; the maturity date; business days; the amount payable on your notes at maturity or upon optional redemption; and any other determination as applicable or specified in the relevant pricing supplement. In making its determinations in respect of your notes, the calculation agent will consult such sources, including market information resources it typically uses in its business, as it deems relevant to the determination it is making. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Nomura Securities International, Inc., our affiliate, is currently serving as the calculation agent for the notes. Unless otherwise specified in the relevant pricing supplement, Nomura Securities International, Inc. or one of its affiliates will act as the calculation agent for your notes. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days' written notice to us.

Principal amount, stated maturity and maturity date

The principal amount of a Note means the principal amount payable at its stated maturity. The term "*stated maturity*", with respect to any Note, means the day on which the principal amount of that Note is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the Note. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the maturity date of the principal.

We also use the terms "*stated maturity*" and "*maturity date*" to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the "stated maturity" of that installment.

When we refer to the "*stated maturity*" or the "*maturity date*" of a Note without specifying a particular payment, we mean the stated maturity or maturity date, as the case may be, of the principal.

Unless specified otherwise in a relevant pricing supplement, the full principal amount of the notes will be payable at their stated maturity.

Currency of Notes

Amounts that become due and payable on your Note in cash will be payable in a currency, composite currency, basket of currencies or currency unit or units specified in the relevant pricing supplement. We refer to this currency, composite currency, basket of currencies or currency unit or units as a "*Specified Currency*". The Specified Currency for your Note will be U.S. dollars ("$" or "USD"), unless the relevant pricing supplement states otherwise.

Some notes may have different specified currencies for principal, premium and interest. You will have to pay for your notes by delivering the requisite amount of the Specified Currency for the principal to any of the agents that we name in the relevant pricing supplement, unless other arrangements have been made between you and us or you and any such agents. We will make payments on your notes in the Specified Currency, except as described below in "— Payment mechanics for Notes".

Information in the pricing supplement

The relevant pricing supplement will describe one or more of the following terms of your Note:

- the title of your Note;

- the stated maturity;

- the Specified Currency or currencies for principal, premium and interest, if not U.S. dollars;

- the price at which we originally issue your notes, expressed as a percentage of the principal amount, and the issue date;

- whether your notes are fixed rate notes, floating rate notes, original issue discount notes (which may be zero coupon notes) or any combination of the foregoing;

- if your notes are fixed rate notes, the yearly rate or rates at which your notes will bear interest, if any, and the interest payment dates, if different from those stated below under "— Interest rates — Fixed Rate Notes";

- if your notes are floating rate notes, the interest rate basis, which may be one of the base rates described in "— Interest rates — Floating Rate Notes" below; any applicable index maturity, Spread or Spread Multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation and payment dates; the day count used to calculate interest payments for any period; all of which we describe under "— Interest rates — Floating Rate Notes" below;

- if your notes are original issue discount notes, the yield to maturity;

- if applicable, the circumstances under which your notes may be redeemed at our option or repaid at the holder's option before the stated maturity, including any redemption commencement date, redemption date(s), repayment date(s), redemption price(s) and redemption period(s);

- the authorized denominations, if other than denominations of US$1,000 and multiples of US$1,000;

- the depositary for your notes, if other than DTC;

- the discount or commission to be received by the distribution agent or agents;

- the net proceeds to NAFL;

- the names and duties of any co-agents, depositaries, Paying Agents, transfer agents, exchange agents or registrars for your notes; and

- any other terms of your notes, which could be different from those described in this product prospectus supplement.

Special Calculation Provisions

Business Day

Unless otherwise specified in the relevant pricing supplement, when we refer to a business day with respect to your notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close (i) for all notes, in the City of New York or London, U.K., (ii) for notes denominated in a specified currency other than U.S. dollars or euro, in the principal financial center of the country of the specified currency.

Fixed Rate Notes and Step-Up Notes

Each fixed rate note will bear interest from the date of issuance at the annual rate stated on its face until the principal is paid or made available for payment. A step-up note will pay interest throughout the term of the note at increasing rates, as specified in the relevant pricing supplement. Each step-up note will mature on the stated maturity specified in the relevant pricing supplement and will bear interest from the date of issuance at a stated interest rate, which will increase over the term of the step-up notes, as specified in the relevant pricing supplement, until the stated maturity.

How Interest Is Calculated. Unless specified otherwise in the relevant pricing supplement, interest on fixed rate notes and step-up notes will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest on fixed rate notes and step-up notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date, or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "—If a Payment Date Is Not a Business Day."

When Interest Is Paid. Payments of interest on fixed rate notes and step-up notes will be made on the interest payment dates specified in the relevant pricing supplement.

Amount of Interest Payable. Interest payments for fixed rate notes and step-up notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date, stated maturity date or date of earlier redemption or repayment, as the case may be.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Floating Rate Notes

Each floating rate note will mature on the date specified in the relevant pricing supplement and will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as the "base rate." The base rate may be one or more of the following (each as defined herein):

- the USD SOFR ICE Swap rate,

- the CMT rate,

- the commercial paper rate,

- EURIBOR,

- the federal funds (effective) rate,

- the prime rate,

- SOFR;

- the treasury rate, or

- any other rate or interest rate formula specified in the relevant pricing supplement and in the floating rate note.

Formula for Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

- the specified base rate based on the index maturity,

- plus or minus the spread, if any, and/or

- multiplied by the spread multiplier, if any.

For any floating rate note, "index maturity" means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the relevant pricing supplement. The "spread" is the number of basis points (one one-hundredth of a percentage point) specified in the relevant pricing supplement to be added to or subtracted from the base rate for a floating rate note. The "spread multiplier" is the percentage specified in the relevant pricing supplement to be applied to the base rate for a floating rate note. The interest rate on any inverse floating rate note will also be calculated by reference to a fixed rate.

Limitations on Interest Rate. If set forth in the relevant pricing supplement, a floating rate note may also have either or both of the following limitations on the interest rate:

- a maximum limitation (or "ceiling" or "cap") on the rate of interest which may accrue during any interest period, which we refer to as the "maximum interest rate"; and/or

- a minimum limitation (or "floor") on the rate of interest that may accrue during any interest period, which we refer to as the "minimum interest rate."

In no event will the interest on any floating rate note be less than zero.

In addition, the interest rate on any note may not be higher than the maximum rate permitted by New York law, as that rate may be modified by United States law of general application. Under current New York law, the maximum rate of interest, subject to some exceptions, for any loan in an amount less than $250,000 is 16% per annum and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

How Floating Interest Rates Are Reset. For floating rate notes other than SOFR Notes, the interest rate in effect from the date of issue (or any other date specified in a pricing supplement on which interest begins to accrue) to the first interest reset date for a floating rate note will be the initial interest rate specified in the relevant pricing supplement. We refer to this rate as the "initial interest rate." The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semiannually or annually, as provided in the relevant pricing supplement. This period is the "interest reset period" and the first day of each interest reset period is the "interest reset date."

Unless otherwise specified in the relevant pricing supplement, if an interest reset date for any floating rate note falls on a day that is not a business day, it will be postponed to the following business day, except that, in the case of (i) a EURIBOR note or (ii) a federal funds rate note, if that business day is in the next calendar month, the interest reset date will instead be the immediately preceding business day. If an auction of direct obligations of U.S. Treasury bills falls on a day that is an interest reset date for treasury rate notes, the interest reset date will be the immediately following business day.

The rate of interest that goes into effect on any interest reset date will be determined by the calculation agent by reference to a particular date called an "interest determination date." Unless otherwise specified in the relevant pricing supplement:

- For prime rate notes and federal funds (effective) rate notes, the interest determination date relating to a particular interest reset date will be the first New York business day following the interest reset date.

- For commercial paper rate notes, the interest determination date relating to a particular interest reset date will be the first New York business day following the interest reset date.

- For CMT rate notes, the interest determination date relating to a particular interest reset date will be the second U.S. Government Securities Business Day before that interest reset date

- For USD SOFR ICE Swap Rate notes, the interest determination date relating to a particular interest reset date will be the number of Publication Calendar Days specified in the relevant pricing supplement.

- For EURIBOR notes, the interest determination date relating to a particular interest reset date will be the second TARGET Settlement Day before the interest reset date.

- For SOFR Notes (including SOFR Index notes), the interest determination date will be as set forth below under "SOFR Notes."

- For treasury rate notes, the interest determination date for a particular interest reset date will be the day of the week in which the interest reset date falls on which treasury securities would normally be auctioned. Treasury securities are normally sold at auction on Monday of each week unless that day is a legal holiday. In that case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is held on the preceding Friday, that

Friday will be the treasury rate interest determination date pertaining to the interest reset date falling in the next week.

Unless specified otherwise on the relevant pricing supplement, the interest rate in effect for the ten calendar days immediately prior to maturity, redemption or repayment will be the one in effect on the tenth calendar day preceding the maturity, redemption or repayment date. In the detailed descriptions of the various base rates which follow, the "calculation date" pertaining to an interest determination date means the earlier of (i) the tenth calendar day after that interest determination date, or, if that day is not a business day, the next succeeding business day, and (ii) the business day immediately preceding the applicable interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

"U.S. Government Securities Business Day" means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association (or a successor) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

How Interest Is Calculated. Interest on floating rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a relevant pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "—If a Payment Date Is Not a Business Day." Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date for that floating rate note.

For a floating rate note, accrued interest will be calculated by multiplying the principal amount of the floating rate note by an accrued interest factor. Unless otherwise specified in the relevant pricing supplement, this accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day: by 360 in the case of commercial paper rate notes, EURIBOR notes, federal funds rate notes and prime rate notes; and by 365 (or the actual number of days in the year) in the case of CMT rate notes and treasury rate notes.

For these calculations, the interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date or, if none, the initial interest rate.

Notwithstanding the three previous paragraphs, interest on SOFR Notes will be calculated as described below under "SOFR Notes."

All percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005% rounded up to 0.00001%), and all U.S. dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent (with one-half cent rounded upward). All Japanese Yen amounts used in or resulting from these calculations will be rounded downward to the next lower whole Japanese Yen amount. All amounts denominated in any other currency used in or resulting from these calculations will be rounded to the nearest two decimal places in that currency with 0.005 rounded upward to 0.01.

When Interest Is Paid. We will pay interest on floating rate notes on the interest payment dates specified in the relevant pricing supplement. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, for any floating rate note other than floating rate notes for which SOFR is a base rate falls on a day that is not a business day, it will be postponed to the following business day. If the scheduled maturity date or any earlier redemption or repayment date of a floating rate note falls on a day that is not a business day, the payment of principal, premium, if any, and interest, if any, will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the maturity, redemption or repayment date.

Floating Rate/Fixed Rate Notes, Fixed Rate/Floating Rate Notes and Inverse Floating Rate Notes

If a floating rate note is designated as a "*floating rate/fixed rate note*", then, except as described below or as specified in any relevant pricing supplement, such floating rate note will bear interest at the rate determined by reference to the applicable base rate (a) plus or minus the applicable spread, if any, and/or (b) multiplied by the applicable spread multiplier, if any, and/or (c) subject to any minimum interest rate or maximum interest rate specified in the relevant pricing supplement. Commencing on the initial interest reset date, the rate at which interest on such floating rate/fixed rate note will be payable will be reset as of each interest reset date; provided, however, that (y) the interest rate in effect for the period, if any, from and including the issue date to but excluding the initial interest reset date will be the initial interest rate and (z) the interest rate in effect for the period from and including the date specified in the relevant pricing supplement (the "*fixed rate commencement date*") to but excluding the maturity date will be the fixed interest rate, if such rate is specified in any relevant pricing supplement or, if no such fixed interest rate is specified, the interest rate in effect thereon on the business day immediately preceding the fixed rate commencement date.

If a floating rate note is designated as a "*fixed rate/floating rate note*" then, except as described below or as specified in any relevant pricing supplement, such fixed rate note will bear interest at the fixed rate specified in such note and any relevant pricing supplement from and including the issue date to but excluding the date specified in the relevant pricing supplement (the "*floating rate commencement date*") and the interest rate in effect for the period from and including the floating rate commencement date to but excluding the maturity date will be the rate determined by reference to the applicable base rate (a) plus or minus the applicable spread, if any, and/or (b) multiplied by the applicable spread multiplier, if any, each as specified in such note or relevant pricing supplement, and/or (c) subject to any minimum interest rate or maximum interest rate specified in the relevant pricing supplement. Commencing on the first interest reset date after such floating rate commencement date, the rate at which interest on such fixed rate/floating rate note will be payable will be reset as of each interest reset date.

If a floating rate note is designated as an "*inverse floating rate note*" then, except as described below or as specified in any relevant pricing supplement, such floating rate note will bear interest at (a) the applicable fixed interest rate minus (b) the rate determined by reference to the applicable base rate (i) plus or minus the applicable spread, if any, and/or (ii) multiplied by the applicable spread multiplier, if any, subject to any minimum interest rate or maximum interest rate specified in the relevant pricing supplement; provided, however, that, unless otherwise specified in the applicable note and any relevant pricing supplement, the interest rate thereon will not be less than zero. Commencing on the initial interest reset date, the rate at which interest on such inverse floating rate note will be payable will be reset as of each interest reset date; provided, however, that the interest rate in effect for the period, if any, from and including the issue date to but excluding the initial interest reset date will be the initial interest rate.

USD SOFR ICE Swap Rate Notes

USD SOFR ICE Swap rate notes will bear interest at the interest rates specified in the USD SOFR ICE Swap rate notes and in the relevant pricing supplement. That interest rate will be based on the USD SOFR ICE Swap rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The USD-SOFR ICE Swap Rate for any U.S. Government Securities Business Day for the applicable index maturity is the SOFR-linked interest rate swap, as published on the ICE Benchmark Administration Limited ("ICE") website opposite the heading for that Index Maturity at approximately 11:00 a.m., New York City time, on the applicable Publication Calendar Day. The USD-SOFR ICE Swap Rate for that index maturity measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity matching the index maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days in the relevant year over 360, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

Temporary non-publication of USD SOFR ICE Swap Rate. Subject to the provisions below, if the USD SOFR ICE Swap Rate is not published by the later of (i) 11:00 a.m., New York City time, on the interest determination date and (ii) the related interest reset date, then the calculation agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD-SOFR ICE Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to USD SOFR ICE Swap Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the USD SOFR ICE Swap Rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the USD SOFR ICE Swap Rate notes.

In the event of a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index rate or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the USD SOFR ICE Swap Rate notes that are necessary to account for the effect on the USD SOFR ICE Swap Rate notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable.

Whenever the calculation agent is required to act, make a determination or exercise judgement pursuant to a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification. The calculation agent shall notify NAFL of any determination it makes pursuant to the replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index as soon as reasonably practicable after either of these replacement rates first apply and, in any event, at least two Business Days before the Cut-off Date. However, any failure to provide such a notification shall not give rise to an Event of Default (as defined in the Indenture).

Certain defined terms, as used with respect to the USD SOFR ICE Swap Rate, the CMT rate, the Commercial Paper rate, the Federal Funds (Effective) rate, the Prime rate, the Treasury rate and any other rate as specified in the relevant pricing supplement:

"Adjustment Spread" means the adjustment, if any, determined by the calculation agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the floating rate notes with a base rate that is an Applicable Benchmark or (ii) the holders of the floating rate notes with a base rate that is an Applicable Benchmark to NAFL, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.

"Administrator" means, as applicable, (i) the Board of Governors of the Federal Reserve System for each of the CMT Rate, the Commercial Paper Rate, the Prime Rate, and the Treasury Rate, (ii) the New York Federal Reserve for the Federal Funds Rate and SOFR and (iii) ICE for the USD SOFR ICE Swap Rate. Any additional Administrator will be specified in the relevant pricing supplement.

"Administrator/Benchmark Event" means the delivery of a notice by NAFL to the holders of the floating rate notes with a base rate that is an Applicable Benchmark (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that NAFL or the calculation agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of such notes.

"Administrator/Benchmark Event Date" means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by NAFL or the calculation agent or, if that date occurs before the issue date, the issue date.

"Alternative Post-Nominated Index" means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Nominating Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the "Alternative Post-nominated Index."

"Applicable Benchmark" means the USD SOFR ICE Swap Rate, the CMT rate, the Commercial Paper rate, the Federal Funds (Effective) rate, the Prime rate or the Treasury rate, and any other rate as specified in the relevant pricing supplement, as applicable.

"Calculation Agent Nominated Replacement Index" means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the calculation agent determines to be a commercially reasonable alternative for the Applicable Benchmark.

"Cut-off Date" means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.

"Index Cessation Effective Date" means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.

"Index Cessation Event" means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.

A "Publication Calendar Day" is any day on which the Administrator is due to publish the rate for the Applicable Benchmark pursuant to its publication calendar, as updated from time to time.

"Publicly Available Information" means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).

"Relevant Market Data" means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the calculation agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the calculation agent, provided that the information is of the same type as that used by the calculation agent in a comparable manner in the ordinary course of its business).

"Relevant Nominating Body" means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

"Specified Public Source" means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

CMT Rate Notes

CMT rate notes will bear interest at the interest rates specified in the CMT rate notes and in the relevant pricing supplement. That interest rate will be based on the CMT rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise set forth in the relevant pricing supplement, the "CMT rate" means the rate as set forth in H.15 (as defined below), opposite the caption "Treasury constant maturities" for the Designated CMT Index Maturity, as that rate is published on the Designated CMT Refinitiv page, for:

- that interest determination date, if the Designated CMT Refinitiv page (as defined below) is FRBCMT; and

- the week or the month, as applicable, ended immediately preceding the week or month in which the related interest reset date occurs, if the Designated CMT Refinitiv page is FEDCMT.

The following procedures will be followed if the CMT rate cannot be determined as described above:

- If the applicable CMT rate is FRBCMT and that rate is not displayed on the relevant Designated CMT Refinitiv page by 4:15 p.m., New York City time, on the related interest determination date, then the CMT rate for the related interest reset date will be a percentage equal to the yield for U.S. Treasury securities at "constant maturity" for the Designated CMT Index Maturity on the related interest reset date as set forth in H.15 under the caption "Treasury constant maturities."

- If the applicable CMT rate is FEDCMT and that rate is not displayed on the relevant Designated CMT Refinitiv page by 4:15 p.m., New York City time, on the related interest reset date, then the CMT rate for the related interest reset date will be a percentage equal to the one-week average yield for U.S. Treasury securities at "constant maturity" for the Designated CMT Index Maturity and for the week preceding the related interest reset date as set forth in H.15 opposite the caption "Treasury constant maturities."

- If the applicable rate described above is FRBCMT and that rate does not appear in H.15, then the CMT rate for the related interest reset date will be the rate for the Designated CMT Index Maturity as may then be published by either the Board of Governors of the Federal Reserve System or the U.S. Department of the

Treasury that the calculation agent determines to be comparable to the rate that would otherwise have been published in H.15.

- If the applicable rate described above is FEDCMT and that rate does not appear in H.15, then the CMT rate for the related interest reset date will be the one-week or one-month, as applicable, average yield for U.S. Treasury securities at "constant maturity" for the Designated CMT Index Maturity as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, preceding that interest reset date.

- If none of the Board of Governors of the Federal Reserve System, the U.S. Department of the Treasury or the Federal Reserve Bank of New York publishes a yield on U.S. Treasury securities at a "constant maturity" for the Designated CMT Index Maturity, as described in the two preceding paragraphs, then the applicable CMT rate on the related interest reset date will be calculated by the calculation agent and will be a yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 p.m., New York City time, on the related interest determination date, of three leading primary U.S. government securities dealers in New York City. The calculation agent will select five such securities dealers, and will eliminate the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), for U.S. Treasury securities with an original maturity equal to the Designated CMT Index Maturity, a remaining term to maturity of no more than one year shorter than that Designated CMT Index Maturity and in a principal amount equal to the Representative Amount.

- If fewer than five but more than two such prices are provided as requested, the CMT rate for the related interest reset date will be based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of those quotations will be eliminated.

- If the calculation agent cannot obtain three U.S. Treasury securities quotations of the kind requested in the prior two paragraphs, the calculation agent will determine the applicable CMT rate to be the yield to maturity based on the arithmetic mean of the secondary market bid prices for U.S. Treasury securities, at approximately 3:30 p.m., New York City time, on the related interest determination date of three leading primary U.S. government securities dealers in New York City. In selecting these bid prices, the calculation agent will request quotations from at least five of those securities dealers and will disregard the highest quotation (or if there is equality, one of the highest) and the lowest quotation (or if there is equality, one of the lowest) for U.S. Treasury securities with an original maturity greater than the Designated CMT Index Maturity, a remaining term to maturity closest to the Designated CMT Index Maturity and in a Representative Amount.

- If fewer than five but more than two of the leading primary U.S. government securities dealers provide quotes as described in the prior paragraph, then the applicable CMT rate will be based on the arithmetic mean of the bid prices obtained, and neither the highest nor the lowest of those quotations will be eliminated.

- If two bid prices with an original maturity as described above have remaining terms to maturity equally close to the Designated CMT Index Maturity, the quotes for the U.S. Treasury security with the shorter original term to maturity will be used.

- If fewer than three leading primary U.S. government securities reference dealers selected by the calculation agent provide quotes as described above, the CMT rate for the relevant interest reset date will be calculated using the Calculation Agent Alternative Rate Determination.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the CMT Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the CMT Rate Notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated

Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the CMT Rate Notes.

In the event of a replacement of the CMT Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

"Calculation Agent Alternative Rate Determination" means that the calculation agent, after consulting with us, shall determine a commercially reasonable alternative for the Applicable Benchmark, taking into account all available information that in good faith the calculation agent considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the Applicable Benchmark that the calculation agent considers sufficient for that rate to be a representative alternative rate.

"Designated CMT Refinitiv page" means the display on Refinitiv, or any successor service ("Refinitiv"), on the page designated in the relevant pricing supplement or any other page as may replace that page on that service for the purpose of displaying Treasury constant maturities as reported in H.15. If no page is specified in the relevant pricing supplement the Designated CMT Refinitiv page will be FEDCMT, for the most recent week.

"H.15" means "Selected Interest Rates (Daily) – H.15", or any successor publication as published daily by the Board of Governors of the Federal Reserve System at https://www.federalreserve.gov/releases/h15/, or any successor site or publication. We make no representation or warranty as to the accuracy or completeness of the information displayed on that website, and that information is not incorporated by reference herein and should not be considered a part of this prospectus supplement.

"Designated CMT Index Maturity" means the original period to maturity of the U.S. Treasury securities, which is either 1, 2, 3, 5, 7, 10, 20 or 30 years, specified in the relevant pricing supplement for which the CMT rate will be calculated. If no maturity is specified in the relevant pricing supplement the Designated CMT Index Maturity will be two years.

Commercial Paper Rate Notes

Commercial paper rate notes will bear interest at the interest rates specified in the commercial paper rate notes and in the relevant pricing supplement. Those interest rates will be based on the commercial paper rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise set forth in the relevant pricing supplement, the "commercial paper rate" means, for any interest determination date, the money market yield, calculated as described below, of the rate on that date for commercial paper having the index maturity specified in the relevant pricing supplement, as that rate is published in H.15, under the heading "Commercial Paper— Nonfinancial." The following procedures will be followed if the commercial paper rate cannot be determined as described above:

Temporary Non-Publication of the Commercial Paper Rate. Subject to the provisions below, if the commercial paper rate having such index maturity is not so published by the later of (i) 4:15 p.m., New York City time, on the relevant interest reset date and (ii) the next New York business day, then the rate for that interest determination date will be last provided or published level of the commercial paper rate having such index maturity.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the commercial paper rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the commercial paper rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an

Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the commercial paper rate notes.

In the event of a replacement of the Commercial Paper Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

The "money market yield" will be a yield calculated in accordance with the following formula:

$$money\ market\ yield = \frac{(D \times 360)}{360\ (D \times M)} \times 100$$

where, "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the interest payment period for which interest is being calculated.

EURIBOR Notes

EURIBOR notes will bear interest at the interest rates specified in the EURIBOR notes and in the relevant pricing supplement. Those interest rates will be based on the EURIBOR and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise set forth in the relevant pricing supplement, "EURIBOR" means, for any interest determination date, the rate for deposits in euros as sponsored, calculated and published jointly by the European Banking Federation and ACI—The Financial Market Association, or any company established by the joint sponsors for purposes of establishing, compiling and publishing those rates, for the index maturity specified in the relevant pricing supplement as that rate appears on the display on Refinitiv on page EURIBOR01 or any successor page on that service, which is commonly referred to as "Refinitiv page EURIBOR01," as of 11:00 a.m., Brussels time.

No Index Cessation Effective Date with respect to EURIBOR. If the rate cannot be determined as set forth above and, by 11:00 a.m., Brussels time (or the amended publication time for EURIBOR, if any, as specified by the EURIBOR benchmark administrator in the EURIBOR benchmark methodology), on the applicable interest reset date, EURIBOR for a period of the index maturity in respect of the related interest determination date has not been published on the Refinitiv page EURIBOR01 and an Index Cessation Effective Date has not occurred, then the rate for that interest reset date will be EURIBOR for a period of the index maturity in respect of the related index determination date, as provided by the administrator of EURIBOR and published by an authorized distributor or by the administrator of EURIBOR itself. If by 3:00 p.m., Brussels time (or four hours after the amended publication time for EURIBOR), on that interest reset date, neither the administrator of EURIBOR nor an authorized distributor has provided or published EURIBOR for a period of the index maturity in respect of such interest determination date and an Index Cessation Effective Date has not occurred, then, unless otherwise agreed by the parties, the rate for that interest reset date will be:

      (A)   a rate formally recommended for use by the administrator of EURIBOR; or

      (B)   a rate formally recommended for use by the supervisor which is responsible for supervising EURIBOR or the administrator of EURIBOR,

in each case, during the period of non-publication of EURIBOR and for so long as an Index Cessation Effective Date has not occurred. If a rate described in sub-paragraph (A) is available, that rate shall apply. If no such rate is available but a rate described in subparagraph (B) is available, that rate shall apply. If neither a rate described in sub-paragraph (A) nor a rate described in sub-paragraph (B) is available, then the calculation agent shall determine a commercially reasonable alternative for EURIBOR, taking into account any rate implemented by central counterparties and/or futures exchanges, in each case with trading volumes in derivatives or futures referencing EURIBOR that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Effective Date with respect to EURIBOR. Upon the occurrence of an Index Cessation Event, the rate for an interest reset date occurring two or more TARGET Settlement Days after the Index Cessation Effective Date will be determined as if references to EUR-EURIBOR-Reuters were references to Fallback Rate (EuroSTR) for the "Original IBOR Rate Record Day" (as that term is used on the Fallback Rate (EuroSTR) Screen) that corresponds to the related interest determination date, as most recently provided or published as at 11:30 a.m., Frankfurt time on the related Fallback Observation Day. If neither Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time) provides, nor authorized distributors publish, Fallback Rate (EuroSTR) for that Original IBOR Rate Record Day at, or prior to, 11:30 a.m., Frankfurt time on the related Fallback Observation Day and a Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) has not occurred, then the rate for the interest reset date will be Fallback Rate (EuroSTR) as most recently provided or published at that time for the most recent Original IBOR Rate Record Day, notwithstanding that such day does not correspond to the related interest determination date.

Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR). Upon the occurrence of a Fallback Index Cessation Event with respect to Fallback Rate (EuroSTR), the rate for an interest reset date which relates to an interest period (or any compounding period included in that interest period) in respect of which the Fallback Observation Day occurs on or after the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) will be the Euro Short-Term Rate ("EuroSTR") administered by the European Central Bank (or any successor administrator), to which the calculation agent shall apply the most recently published spread, as at the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR), referred to in the definition of "Fallback Rate (EuroSTR)" after making such adjustments to EuroSTR as are necessary to account for any difference in term structure or tenor of EuroSTR by comparison to Fallback Rate (EuroSTR) and by reference to the Bloomberg IBOR Fallback Rate Adjustments Rule Book.

No Fallback Index Cessation Effective Date with respect to EuroSTR. If neither the administrator nor authorized distributors provide or publish EuroSTR and a Fallback Index Cessation Effective Date with respect to EuroSTR has not occurred, then, in respect of any day for which EuroSTR is required, references to EuroSTR will be deemed to be references to the last provided or published EuroSTR.

Fallback Index Cessation Effective Date with respect to EuroSTR. If a Fallback Index Cessation Effective Date occurs with respect to each of Fallback Rate (EuroSTR) and EuroSTR, then the rate for an interest reset date which relates to an interest period (or any compounding period included in that interest period) in respect of which the Fallback Observation Day occurs on or after the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the Fallback Index Cessation Effective Date with respect to EuroSTR) will be the ECB Recommended Rate, to which the calculation agent shall apply the most recently published spread, as at the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR), referred to in the definition of "Fallback Rate (EuroSTR)" after making such adjustments to the ECB Recommended Rate as are necessary to account for any difference in term structure or tenor of the ECB Recommended Rate by comparison to Fallback Rate (EuroSTR) and by reference to the Bloomberg IBOR Fallback Rate Adjustments Rule Book.

No Fallback Index Cessation Effective Date with respect to ECB Recommended Rate. If there is an ECB Recommended Rate before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to EuroSTR) but neither the administrator nor authorized distributors provide or publish the ECB Recommended Rate and a Fallback Index Cessation Effective Date with respect to it has not occurred, then, in respect of any day for which the ECB Recommended Rate is required, references to the ECB Recommended Rate will be deemed to be references to the last provided or published ECB Recommended Rate.

No ECB Recommended Rate or Fallback Index Cessation Effective Date with respect to ECB Recommended Rate. If:

(A)   no ECB Recommended Rate is recommended before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to EuroSTR); or

(B)   a Fallback Index Cessation Effective Date with respect to the ECB Recommended Rate subsequently occurs,

then the rate for an interest reset date which relates to an interest period (or any compounding period included in that interest period) in respect of which the Fallback Observation Day occurs on or after the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the Fallback Index Cessation Effective Date with respect to EuroSTR) or the Fallback Index Cessation Effective Date with respect to the ECB Recommended Rate (as applicable) will be Modified EDFR, to which the calculation agent shall apply the most recently published spread, as at the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR), referred to in the definition of "Fallback Rate (EuroSTR)" after making such adjustments to Modified EDFR as are necessary to account for any difference in term structure or tenor of Modified EDFR by comparison to Fallback Rate (EuroSTR) and by reference to the Bloomberg IBOR Fallback Rate Adjustments Rule Book.

No Fallback Index Cessation Effective Date with respect to Modified EDFR. If neither the administrator nor authorized distributors provide or publish Modified EDFR (or the index, benchmark or other price source that is referred to in the definition of Modified EDFR) and a Fallback Index Cessation Effective Date with respect to that rate has not occurred, then, in respect of any day for which that rate is required, references to that rate will be deemed to be references to the last provided or published Modified EDFR (or the last provided or published index, benchmark or other price source that is referred to in the definition of Modified EDFR).

"Index Cessation Event" with respect to EURIBOR means:

(i)   a public statement or publication of information by or on behalf of the administrator of EURIBOR announcing that it has ceased or will cease to provide EURIBOR permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator that will continue to provide EURIBOR; or

(ii)   a public statement or publication of information by the regulatory supervisor for the administrator of EURIBOR, the central bank for Euro, an insolvency official with jurisdiction over the administrator for EURIBOR, a resolution authority with jurisdiction over the administrator for EURIBOR or a court or an entity with similar insolvency or resolution authority over the administrator for EURIBOR, which states that the administrator of EURIBOR has ceased or will cease to provide EURIBOR permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator that will continue to provide EURIBOR.

"Index Cessation Effective Date" means, in respect of EURIBOR and one or more Index Cessation Events, the first date on which EURIBOR is no longer provided. If EURIBOR ceases to be provided on the relevant interest determination date but it was provided at the time at which it is to be observed pursuant to the provisions of "—*Index Cessation Effective Date with respect to EURIBOR*" above, then the Index Cessation Effective Date will be the next day on which the rate would ordinarily have been published.

"Fallback Index Cessation Event" means, in respect of Fallback Rate (EuroSTR):

(i)   a public statement or publication of information by or on behalf of the administrator or provider of Fallback Rate (EuroSTR) announcing that it has ceased or will cease to provide Fallback Rate (EuroSTR) permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide Fallback Rate (EuroSTR); or

(ii)   if the Applicable Fallback Rate is:

(A)   for Fallback Rate (EuroSTR), a public statement or publication of information by the regulatory supervisor for the administrator of the Underlying Rate, the central bank for the currency of the Underlying Rate, an insolvency official with jurisdiction over the administrator for the Underlying Rate, a resolution authority with jurisdiction over the administrator for the Underlying Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the Underlying Rate, which states that the administrator of the Underlying Rate has ceased or will cease to provide the Underlying Rate permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator that will continue to provide the Underlying Rate; or

(B)   EuroSTR, the ECB Recommended Rate or Modified EDFR (each, an "Applicable Fallback Rate"), a public statement or publication of information by the regulatory supervisor for the administrator or provider of the Applicable Fallback Rate, the central bank for the currency of the Applicable Fallback Rate, an insolvency official with jurisdiction over the administrator or provider for the Applicable Fallback Rate, a resolution authority with jurisdiction over the administrator or provider for the Applicable Fallback Rate or a court or an entity with similar insolvency or resolution authority over the administrator or provider for the Applicable Fallback Rate, which states that the administrator or provider of the Applicable Fallback Rate has ceased or will cease to provide the Applicable Fallback Rate permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Fallback Rate.

If the Applicable Fallback Rate is Modified EDFR, references to the administrator or provider of such rate in this definition of "Fallback Index Cessation Event" shall be deemed to be references to the administrator or provider of the index, benchmark or other price source that is referred to in the definition of Modified EDFR.

"Fallback Index Cessation Effective Date" means, in respect of a Fallback Index Cessation Event, the first date on which the Applicable Fallback Rate is no longer provided. If the Applicable Fallback Rate ceases to be provided on the same day that it is required to determine the rate for an interest reset date pursuant to the terms of the relevant "—*Fallback Index Cessation Event*" provisions above but it was provided at the time at which it is to be observed pursuant to the terms of the such relevant provision (or, if no such time is specified in such relevant provision, at the time at which it is ordinarily published), then the Fallback Index Cessation Effective Date will be the next day on which the rate would ordinarily have been published. If the Applicable Fallback Rate is Modified EDFR, references to the Applicable Fallback Rate in this definition of "Fallback Index Cessation Effective Date" shall be deemed to be references to the index, benchmark or other price source that is referred to in the definition of Modified EDFR.

"Fallback Rate (EuroSTR)" means the term adjusted EuroSTR plus the spread relating to EURIBOR, in each case, for a period of the index maturity provided by Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time), as the provider of term adjusted EuroSTR and the spread, on the Fallback Rate (EuroSTR) Screen (or by other means) or provided to, and published by, authorized distributors.

"Fallback Rate (EuroSTR) Screen" means the Bloomberg Screen corresponding to the Bloomberg ticker for the fallback for EURIBOR for a period of the index maturity accessed via the Bloomberg Screen <FBAK> <GO> Page (or, if applicable, accessed via the Bloomberg Screen <HP> <GO>) or any other published source designated by Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time).

"ECB Recommended Rate" means the rate (inclusive of any spreads or adjustments) recommended as the replacement for EuroSTR by the European Central Bank (or any successor administrator of EuroSTR) and/or by a committee officially endorsed or convened by the European Central Bank (or any successor administrator of EuroSTR) for the purpose of recommending a replacement for EuroSTR (which rate may be produced by the European Central Bank or another administrator) and as provided by the administrator of that rate or, if that rate is not provided by the administrator thereof (or a successor administrator), published by an authorized distributor.

"Modified EDFR" means a rate equal to the Eurosystem Deposit Facility Rate plus the EDFR Spread.

"Eurosystem Deposit Facility Rate" means the rate on the deposit facility, which banks may use to make overnight deposits with the Eurosystem and which is published on the ECB's Website.

"EDFR Spread" means:

(A) if no ECB Recommended Rate is recommended before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to EuroSTR), the arithmetic mean of the daily difference between EuroSTR and the Eurosystem Deposit Facility Rate over an observation period of 30 TARGET Settlement Days starting 30 TARGET Settlement Days prior to the day on which the Fallback Index Cessation Event with respect to Fallback Rate (EuroSTR) occurs (or, if later, 30 TARGET Settlement Days prior to the day on which the first Fallback Index Cessation Event with respect to EuroSTR occurs) and ending on the TARGET Settlement Day immediately preceding the day on which the Fallback Index Cessation Event with respect to Fallback Rate (EuroSTR) occurs (or, if later, the TARGET Settlement Day immediately preceding the day on which the first Fallback Index Cessation Event with respect to EuroSTR occurs); or

(B) if a Fallback Index Cessation Event with respect to the ECB Recommended Rate occurs, the arithmetic mean of the daily difference between the ECB Recommended Rate and the Eurosystem Deposit Facility Rate over an observation period of 30 TARGET Settlement Days starting 30 TARGET Settlement Days prior to the day on which the Fallback Index Cessation Event with respect to the ECB Recommended Rate occurs and ending on the TARGET Settlement Day immediately preceding the day on which that Fallback Index Cessation Event occurs.

"TARGET Settlement Day" means any day on which the real time gross settlement system (or any successor transfer system) operated by the Eurosystem (or any successor provider of that system) is open for settlement of payments in Euro.

"Underlying Rate" means, for Fallback Rate (EuroSTR), EuroSTR.

"Fallback Observation Day" means, in respect of an interest reset date and the interest period (or any compounding period included in that interest period) to which that interest reset date relates, unless otherwise agreed, the day that is two Business Days preceding the related interest payment date.

"Bloomberg IBOR Fallback Rate Adjustments Rule Book" means the IBOR Fallback Rate Adjustments Rule Book published by Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time) as updated from time to time in accordance with its terms.

"Euro-zone" means the region comprising member states of the European Union that have adopted the single currency in accordance with the relevant treaty of the European Union, as amended.

Federal Funds (Effective) Rate Notes

Federal funds (effective) rate notes will bear interest at the interest rates specified in the federal funds (effective) rate notes and in the relevant pricing supplement. Those interest rates will be based on the federal funds (effective) rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise set forth in the relevant pricing supplement, the "federal funds (effective) rate" means, for any interest determination date, the rate on that date for federal funds as published in H.15 opposite the heading "Federal funds (effective)" as displayed on Refinitiv on page FEDFUNDS1 or any successor page on that service, which is commonly referred to as "Refinitiv Page FEDFUNDS1," under the caption "EFFECT." The following procedures will be followed if the federal funds (effective) rate cannot be determined as described above:

Temporary Non-Publication of the Federal Funds (Effective) Rate. Subject to the provisions below, if the federal funds (effective) rate is not so published by the later of (i) 4:15 p.m., New York City time, on the relevant interest reset date and (ii) the next New York business day, then the rate for that interest determination date will be last provided or published level of the federal funds (effective) rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the federal funds (effective) rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the federal funds (effective) rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the federal funds (effective) rate notes.

In the event of a replacement of the federal funds (effective) rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

Prime Rate Notes

Prime rate notes will bear interest at the interest rates specified in the prime rate notes and in the relevant pricing supplement. Those interest rates will be based on the prime rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise set forth in the relevant pricing supplement, the "prime rate" means, for any interest determination date, the rate on that date as published in H.15 opposite the heading "Bank prime loan." The following procedures will be followed if the prime rate cannot be determined as described above:

Temporary Non-Publication of the Prime Rate. Subject to the provisions below, if the prime rate is not so published by the later of (i) 4:15 p.m., New York City time, on the relevant interest reset date and (ii) the next New York business day, then the rate for that interest determination date will be last provided or published level of the prime rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the prime rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the prime rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the prime rate notes.

In the event of a replacement of the prime rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

"Refinitiv page USPRIME1" means the display designated as page "USPRIME1" on Refinitiv, or any successor page on that service for the purpose of displaying prime rates or base lending rates of major U.S. banks.

SOFR Notes

The Secured Overnight Financing Rate. SOFR is published by the SOFR Administrator and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The SOFR Administrator reports that SOFR includes all trades in the Broad General Collateral Rate and bilateral U.S. Treasury repurchase agreement (repo) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the "FICC"), a subsidiary of The Depository Trust Company ("DTC").

The SOFR Administrator reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC's delivery-versus-payment service. The SOFR Administrator also notes that it obtains information from DTCC Solutions LLC, an affiliate of DTC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day's data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the SOFR Administrator would use information collected through a daily survey conducted by its Trading Desk of primary dealers' repo borrowing activity.

The SOFR Administrator notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the SOFR Administrator may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. Government Securities Business Day, the SOFR Administrator publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the SOFR Administrator's publication would indicate the revision. This revision threshold will be reviewed periodically by the SOFR Administrator and may be changed based on market conditions.

Because SOFR is published by the SOFR Administrator based on data received from other sources, we have no control over its determination, calculation or publication.

The information contained in this "The Secured Overnight Financing Rate" section is based upon the SOFR Administrator's website and other U.S. government sources.

SOFR Notes will bear interest at a base rate equal to SOFR (as defined below) as adjusted by the spread or spread multiplier, if any, and subject to a minimum interest rate and maximum interest rate, if any, specified in the SOFR Notes and in the relevant pricing supplement.

SOFR Notes will be either SOFR Index notes with observation period shift, compounded SOFR Notes with lookback, compounded SOFR Notes with observation period shift, compounded SOFR Notes with payment delay, lookback average SOFR notes or shifted average SOFR notes, each as indicated in the relevant pricing supplement and as described below.

The interest rate applicable for an interest period will be determined on the applicable interest determination date, except that the interest rate for compounded SOFR Notes with payment delay will be determined on the applicable interest accrual period end date, with the interest rate for the final interest accrual period being determined on the rate cut-off date.

The amount of interest accrued and payable on the SOFR Notes for each interest period will be calculated by the calculation agent and will be equal to the product of (i) the outstanding principal amount of the SOFR Notes multiplied by (ii) the product of (a) the base rate plus the applicable spread or spread multiplier for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such interest period divided by 360. For compounded SOFR Notes with payment delay, this calculation will be made in respect of each interest accrual period, rather than each interest period. In each case, the amount of interest will be subject to a minimum interest rate and maximum interest rate, if any, specified in the SOFR Notes and in the relevant pricing supplement.

The day count convention for all SOFR Index notes and compounded SOFR Notes is Actual/360.

The interest determination date for SOFR Index notes with observation period shift, compounded SOFR Notes with lookback, compounded SOFR Notes with observation period shift, lookback average SOFR notes or shifted average SOFR notes means the day that is the number of U.S. Government Securities Business Days prior to the interest payment date in respect of the relevant interest period, as specified in the relevant pricing supplement. The interest payment determination date for compounded SOFR Notes with payment delay is the interest accrual period end date at the end of each interest accrual period; provided that the interest determination date with respect to the final interest accrual period will be the rate cut-off date.

For SOFR Index notes with observation period shift, compounded SOFR Notes with lookback, compounded SOFR Notes with observation period shift, lookback average SOFR notes or shifted average SOFR notes, if any scheduled interest payment date, other than the maturity date or redemption date, if applicable, falls on a day that is not a business day, such date will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the interest payment date will be the immediately preceding business day. If the scheduled final interest payment date (i.e., the maturity date or any redemption date) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but the final interest payment date will not be postponed and interest on that payment will not accrue during the period from and after the scheduled final interest payment date. For compounded SOFR Notes with payment delay, if any scheduled interest accrual period end date falls on a day that is not a business day, such date will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the interest accrual period end date will be the immediately preceding business day.

SOFR Index Notes with Observation Period Shift

"SOFR Index," with respect to any U.S. Government Securities Business Day, means:

(1)   the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator's Website at 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the "SOFR Index Determination Time"); provided that:

(2)   if a SOFR Index value does not so appear as specified in (1) above at the SOFR Index Determination Time, then:

(i)   if a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below under "—Effect of a Benchmark Transition Event") have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the "SOFR Index Unavailable" provisions below; or

(ii)   if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the "—Effect of a Benchmark Transition Event" provisions below.

where:

"SOFR" means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator's Website.

"Compounded SOFR," with respect to any interest period, means the rate computed in accordance with the following formula:

$$\left(\frac{SOFR\ Index_{End}}{SOFR\ Index_{Start}} - 1\right) x\ \frac{360}{d_c}$$

where:

"SOFR Index$_{Start}$" is the SOFR Index value for the day which is two U.S. Government Securities Business Days, or such other number of U.S. Government Securities Business Days as specified in the relevant pricing supplement, preceding the first date of the relevant interest period;

"SOFR Index$_{End}$" is the SOFR Index value for the day which is two, or such other number of U.S. Government Securities Business Days as specified in the relevant pricing supplement, U.S. Government Securities Business Days preceding the interest payment date relating to such interest period; and

"d$_c$" is the number of calendar days from (and including) SOFR Index$_{Start}$ to (but excluding) SOFR Index$_{End}$.

"SOFR Index Unavailable" means, if a SOFR Index$_{Start}$ or SOFR Index$_{End}$ is not published on the associated SOFR Coupon Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below under "—*Effect of a Benchmark Transition Event for Compounded SOFR Notes*") have not occurred with respect to SOFR, "Compounded SOFR" means, for the applicable interest period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator's Website at www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to "calculation period" shall be replaced with "Observation Period" and the words "that is, 30-, 90-, or 180- calendar days" shall be removed. If the daily SOFR ("SOFR$_i$") does not so appear for any day, "i" in the Observation Period, SOFR$_i$ for such day "i" shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator's Website.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the Secured Overnight Financing Rate); and

"SOFR Administrator's Website" means the website of the Federal Reserve Bank of New York, or any successor source.

Compounded SOFR Notes with Lookback

"Compounded SOFR with Lookback," with respect to any interest period, means the rate of return of a daily compound interest investment computed in accordance with the following formula:

$$\left[\prod_{i=1}^{d_0}\left(1 + \frac{SOFR_{i-yUSBD}\ x\ n_i}{360}\right) - 1\right] x\ \frac{360}{d}$$

where:

"d_0", for any interest period, means the number of U.S. Government Securities Business Days in the relevant interest period;

"*i*" means a series of whole numbers from one to d_0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant interest period;

"*$SOFR_{i-yUSBD}$*", for any U.S. Government Securities Business Day "*i*" in the relevant interest period, is equal to SOFR in respect of the U.S. Government Securities Business Day that is "*y*" (the Lookback Number of U.S. Government Securities Business Days) prior to that day "*i*";

"*n_i*", for any U.S. Government Securities Business Day "*i*" in the relevant interest period, is the number of calendar days from, and including, such U.S. Government Securities Business Day "*i*" to, but excluding, the following U.S. Government Securities Business Day ("*i*+1"); and

"*d*" means the number of calendar days in the relevant interest period.

"SOFR," with respect to any U.S. Government Securities Business Day, means:

(1)   the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the SOFR Administrator's Website at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day (the "SOFR Determination Time"); or

(2)   if the rate specified in (1) above does not so appear, unless both a Benchmark Transition Event and its related Benchmark Replacement Date (as each such term is defined below under "—Effect of a Benchmark Transition Event") have occurred, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator's Website; or

(3)   If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Benchmark Replacement, subject to the provisions described, and as defined, below under "—Effect of a Benchmark Transition Event."

where:

"Lookback Number of U.S. Government Securities Business Days" has the meaning specified in the relevant pricing supplement and represented in the formula above as "*y*".

Compounded SOFR Notes with Observation Period Shift

"Compounded SOFR with Observation Period Shift," with respect to any interest period, means the rate of return of a daily compound interest investment computed in accordance with the following formula:

$$\left[\prod_{i=1}^{d_0} \left(1 + \frac{SOFR_i \times n_i}{360} \right) - 1 \right] \times \frac{360}{d}$$

where:

"*d_0*", for any observation period, means the number of U.S. Government Securities Business Days in the relevant observation period;

"*i*" means a series of whole numbers from one to d_0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant observation period;

"*SOFR$_i$*", for any U.S. Government Securities Business Day "*i*" in the relevant observation period, is equal to SOFR (as defined above under "— *Compounded SOFR Notes with* Lookback") in respect of that day "*i*";

"*n$_i$*", for any U.S. Government Securities Business Day "*i*" in the relevant Observation Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day "*i*" to, but excluding, the following U.S. Government Securities Business Day ("*i+1*"); and

"*d*" means the number of calendar days in the relevant observation period.

"Observation Period" means, in respect of each interest period, the period from, and including, the date that is the number of U.S. Government Securities Business Days specified in the relevant pricing supplement preceding the first date in such interest period to, but excluding, the date that is the same number of U.S. Government Securities Business Days so specified and preceding the interest payment date for such interest period.

Compounded SOFR Notes with Payment Delay

"Compounded SOFR with Payment Delay" with respect to any interest accrual period means the rate of return of a daily compound interest investment computed in accordance with the following formula:

$$\left[\prod_{i=1}^{d_0} \left(1 + \frac{SOFR_i \; x \; n_i}{360} \right) - 1 \right] \; x \; \frac{360}{d}$$

where:

"*d$_0$*", for any interest accrual period, means the number of U.S. Government Securities Business Days in the relevant interest accrual period;

"*i*" means a series of whole numbers from one to *d$_0$*, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant interest accrual period;

"*SOFR$_i$*", for any U.S. Government Securities Business Day "*i*" in the relevant interest accrual period, is equal to SOFR (as defined above under "— *Compound SOFR Notes with Lookback*") in respect of that day "*i*";

"*n$_i$*", for any U.S. Government Securities Business Day "*i*" in the relevant interest accrual period, is the number of calendar days from, and including, such U.S. Government Securities Business Day "i" to, but excluding, the following U.S. Government Securities Business Day ("*i+1*"); and

"*d*" means the number of calendar days in the relevant interest accrual period.

"Interest Accrual Period" means each quarterly period, or such other period as specified in the relevant pricing supplement, from, and including, an interest accrual period end date (or, in the case of the first interest accrual period, the issue date) to, but excluding, the next interest accrual period end date (or, in the case of the final interest accrual period, the maturity date or, if we elect to redeem the Compounded SOFR Notes with Payment Delay on any earlier redemption date, the redemption date).

"Interest Accrual Period End Dates" means the dates specified in the relevant pricing supplement, ending on the maturity date or, if we elect to redeem the Compounded SOFR Notes with Payment Delay on any earlier redemption date, the redemption date.

"Interest Payment Date" means the second Business Day, or such other Business Day as specified in the relevant pricing supplement, following each interest accrual period end date; provided that the interest payment date with respect to the final interest accrual period will be the maturity date or, if we elect to redeem the Compounded SOFR Notes with Payment Delay on any earlier redemption date, the redemption date.

"Interest Payment Determination Date" means the interest accrual period end date at the end of each interest accrual period; provided that the Interest Payment Determination Date with respect to the final interest accrual period will be the rate cut-off date.

"Rate Cut-Off Date" means the second U.S. Government Securities Business Day, or such other U.S. Government Securities Business Day as specified in the relevant pricing supplement, prior to the maturity date or redemption date, as applicable. For purposes of calculating Compounded SOFR with respect to the final coupon accrual period, the level of SOFR for each U.S. Government Securities Business Day in the period from and including the rate cut-off date to but excluding the maturity date or any earlier redemption date, as applicable, shall be the level of SOFR in respect of such rate cut-off date.

Lookback Average SOFR Notes

"Average SOFR with Lookback" will be calculated by the calculation agent on each interest determination date as follows:

$$\left[\sum_{i=1}^{d_0} \left(\frac{SOFR_{i-yUSBD} \; x \; n_i}{360} \right) \right] x \; \frac{360}{d}$$

"d_0", for any interest period, means the number of U.S. Government Securities Business Days in the relevant interest period;

"i" means a series of whole numbers from one to d_0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant interest period;

"$SOFR_{i-yUSBD}$", for any U.S. Government Securities Business Day "i" in the relevant Interest Period, is equal to SOFR (as defined above under "— *Compounded SOFR Notes with Lookback*") in respect of the U.S. Government Securities Business Day that is the Look Back Number of U.S. Government Securities Business Days prior to that day "i";

"n_i", for any U.S. Government Securities Business Day "i", means the number of calendar days from, and including, such U.S. Government Securities Business Day "i" up to, but excluding, the following U.S. Government Securities Business Day; and

"d" means the number of calendar days in the relevant interest period.

Shifted Average SOFR Notes

"Average SOFR with Observation Period Shift" will be calculated by the calculation agent on each interest determination date as follows:

$$\left[\sum_{i=1}^{d_0} \left(\frac{SOFR_i \; x \; n_i}{360} \right) \right] x \; \frac{360}{d}$$

"d_0", for any Observation Period (as defined above under "—*Compounded SOFR Notes with Observation Period Shift*"), means the number of U.S. Government Securities Business Days in the relevant Observation Period;

"*i*" means a series of whole numbers from one to d_0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Observation Period;

"*SOFR_i*", for any U.S. Government Securities Business Day "*i*" in the relevant Observation Period, is equal to SOFR (as defined above under "—*Compounded SOFR Notes with Lookback*") in respect of that day "*i*";

"*n_i*", for any U.S. Government Securities Business Day "*i*" in the relevant Observation Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day "*i*" up to, but excluding, the following U.S. Government Securities Business Day ("*i+1*"); and

"*d*" means the number of calendar days in the relevant Observation Period (as that term is defined above under "—*Compounded SOFR Notes with Observation Period Shift*."

Effect of a Benchmark Transition Event

If NAFL, the calculation agent or any other calculation agent designated in the relevant pricing supplement, which may be an affiliate of NAFL (the calculation agent or such other calculation agent, a "Designee"), determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the SOFR Notes in respect of all determinations on such date and for all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, NAFL or its Designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by NAFL or its Designee pursuant to this section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

(1)   will be conclusive and binding absent manifest error;

(2)   will be made in NAFL or the Designee's sole discretion, as applicable; and

(3)   notwithstanding anything to the contrary in the documentation relating to the SOFR Notes, shall become effective without consent from the holders of the SOFR Notes or any other party.

"Benchmark" means, initially, the base rate (Compounded SOFR), as such term is defined above; provided that if NAFL or its Designee determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the base rate (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement.

"Benchmark Replacement" means the first alternative set forth in the order below that can be determined by NAFL or its Designee as of the Benchmark Replacement Date.

(1)   the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)   the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3)   the sum of: (a) the alternate rate of interest that has been selected by NAFL or its Designee as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of

interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

"Benchmark Replacement Adjustment" means the first alternative set forth in the order below that can be determined by NAFL or its Designee as of the Benchmark Replacement Date:

(1)   adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)   if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3)   the spread adjustment (which may be a positive or negative value or zero) that has been selected by NAFL or its Designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that NAFL or its Designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if NAFL or its Designee decides that adoption of any portion of such market practice is not administratively feasible or if NAFL or its Designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as NAFL or its Designee determines is reasonably necessary).

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)   in the case of clause (1) or (2) of the definition of "Benchmark Transition Event," the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)   in the case of clause (3) of the definition of "Benchmark Transition Event," the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)   a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such

component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

"ISDA Definitions" means the 2021 ISDA Interest Rate Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

"ISDA Fallback Adjustment" means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

"ISDA Fallback Rate" means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

"Reference Time" with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by NAFL or its Designee after giving effect to the Benchmark Replacement Conforming Changes.

"Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

"Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Treasury Rate Notes

Treasury rate notes will bear interest at the interest rates specified in the treasury rate notes and in the relevant pricing supplement. Those interest rates will be based on the treasury rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise set forth in the relevant pricing supplement, the "Treasury rate" means:

- the rate from the auction held on the applicable interest determination date, which we refer to as the "auction", of direct obligations of the United States, which are commonly referred to as "Treasury Bills," having the index maturity specified in the relevant pricing supplement as that rate appears under the caption "INVEST RATE" on the display on Refinitiv on page USAUCTION10 or any successor page on that service, which we refer to as "Refinitiv page USAUCTION10," or page USAUCTION11 or any successor page on that service, which we refer to as "Refinitiv page USAUCTION11"; or

- if the rate described in the prior paragraph is not published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield of the auction rate of the applicable Treasury Bills, announced by the U.S. Department of the Treasury; or

- if the rate referred to in the prior paragraph is not announced by the U.S. Department of the Treasury, or if the auction is not held, the bond equivalent yield of the rate on the applicable interest determination date of

Treasury Bills having the index maturity specified in the relevant pricing supplement published in H.15 under the caption "U.S. government securities/ Treasury bills/ secondary market"; or

- if the rate referred to in the prior paragraph is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the applicable interest determination date, of three primary U.S. government securities dealers, which may include the agents and their affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the index maturity specified in the relevant pricing supplement.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the Treasury rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the Treasury rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the Treasury rate notes.

In the event of a replacement of the Treasury rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

The "bond equivalent yield" means a yield calculated in accordance with the following formula and expressed as a percentage:

$$bond\ equivalent\ yield = \frac{(D \times N)}{360 - (D \times M)} \times 100$$

where, "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as applicable, and "M" refers to the actual number of days in the interest payment period for which interest is being calculated.

Reopened Issues

Under certain limited circumstances, and at our sole discretion, we may "reopen" certain issuances of notes. These further issuances, if any, will be consolidated to form a single series with the notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement, *provided* that if the further issuances are not fungible with the originally issued notes for U.S. federal income tax purposes, the further issuances will have a separate CUSIP number. Any additional issuances will increase the aggregate principal amount of the outstanding notes of this series, plus the aggregate principal amount of any notes bearing the same CUSIP number that are issued pursuant to any future issuances of notes bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of such offering.

Defeasance, Other Terms

Unless we provide otherwise in a relevant pricing supplement, neither full defeasance nor covenant defeasance will apply to your notes.

Please note that the information about the settlement or trade dates, issue price, agent's discount and commission and net proceeds to us in the relevant pricing supplement relates only to the initial issuances and sales of your notes.

If you have purchased your notes in a market-making transaction after any initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Redemptions and Repurchases of Notes

Optional Redemption. The relevant pricing supplement will indicate the terms of our option to redeem the notes, if any, including the notice period. We will mail a notice of redemption to each holder or, in the case of global notes, to the Depositary, as holder of the global notes, by electronic mail, at least ten business days prior to the date fixed for redemption, or within the redemption notice period designated in the relevant pricing supplement, to the address of each holder as that address appears in the books maintained by the paying agent. Unless specified in the relevant pricing supplement, the notes will not be subject to any sinking fund.

Repayment at Option of Holder. If applicable, the relevant pricing supplement stated will indicate that the holder has the option to have us repay the note on a date or dates specified prior to its stated maturity date. The repayment price will be determined as set forth in the relevant pricing supplement. For notes issued with original issue discount, the relevant pricing supplement will specify the amount payable upon repayment.

Special Requirements for Optional Repayment of Global Notes. If a note is represented by a global note, the Depositary or the Depositary's nominee will be the holder of the note and therefore will be the only entity that can exercise a right to repayment. In order to ensure that the Depositary's nominee will timely exercise a right to repayment of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in the note to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to the Depositary.

Open Market Purchases. We may purchase notes at any price in the open market or otherwise. Notes so purchased by us may, at our discretion, be held or resold or surrendered to the trustee for cancellation.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under "Use of Proceeds."

U.S. FEDERAL INCOME TAX SUMMARY

Please see the discussion in the prospectus entitled "U.S. Federal Income Tax Considerations" for a discussion of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code prohibit certain transactions ("prohibited transactions") involving the assets of an "employee benefit plan" as defined in Section 3(3) of ERISA that is subject to the fiduciary responsibility provisions of ERISA or a "plan" as defined in and subject to Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) or an entity or account deemed to hold plan assets of the foregoing (each, a "Plan") and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Code) with respect to the Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Plan. In addition, Title I of ERISA requires fiduciaries of a Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33), and other plans are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such plans may be subject to similar restrictions under a law that is substantially similar to Title I of ERISA or Section 4975 of the Code ("Similar Law"). Unless otherwise indicated in the relevant pricing supplement and subject to the considerations discussed herein, the notes may be acquired with the assets of Plans and plans subject to Similar Law.

Each of Nomura and certain of its affiliates may be considered a "party in interest" or a "disqualified person" with respect to many Plans, and, accordingly, the acquisition, holding or disposition of the notes by or on behalf of a Plan could give rise to a prohibited transaction. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Plan depending on the type and circumstances of the Plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Plan. Included among the exemptions are: prohibited transaction class exemption, or "PTCE" 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for certain transactions between a Plan and persons who are parties in interest or disqualified persons solely by reason of providing services to the Plan or being affiliated with such service providers, provided that neither such service provider nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than "adequate consideration" in connection with the transaction. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Plans should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring the notes, each purchaser and transferee (and its fiduciary, as applicable), will be deemed to represent and warrant that either (i) it is not and is not acquiring and will not hold the notes with the assets of a Plan or a governmental, church or other plan or (ii) (a) the Plan will receive no less and pay no more than "adequate consideration" (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or Section 4975 of the Code (or, with respect to a governmental, church or other plan, will not result in a violation of Similar Law), and (c) neither Nomura nor any of its affiliates is a "fiduciary" (within the meaning of Section 3(21) of ERISA) (or, with respect to a governmental, church or other plan, under any Similar Law) with respect to the purchaser or holder in connection with such person's acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) or any other Plan, and propose to invest in the notes, you should consult your legal counsel.